SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
CARDIFF INTERNATIONAL, INC.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
14146R106

(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 28th Floor
Miami, FL 33131
(305) 374-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2007

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14146R106	13D	Page	2	of	5	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven N. Posner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,400,000 shares (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,400,000 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,400,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%

14	TYPE OF REPORTING PERSON

IN
(1) This amount includes warrants to purchase 1,200,000 shares of Company common stock.

CUSIP No.	14146R106	13D	Page	3	of	5	Pages
ITEM 1. SECURITY AND ISSUER.
          This Schedule 13D relates to the common stock of Cardiff International, Inc., a Colorado corporation (the “Company”). The principal executive offices of the Company are located at 5717 Tanner Ridge Avenue, Westlake Village, CA 91362.
ITEM 2. IDENTITY AND BACKGROUND.
This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Steven N. Posner.
          Mr. Posner acts as a business consultant and his business address is 10800 Biscayne Boulevard, Suite 350, Miami, Florida 33161.
          During the last five years, Mr. Posner has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
          Mr. Posner is a U.S. citizen.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          Mr. Posner used personal funds in the amount of $300,000 to make all acquisitions of Common Stock and warrants currently owned by him.
ITEM 4. PURPOSE OF TRANSACTION.
(a) Mr. Posner is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary. Item 6 below further describes the transaction in which Mr. Posner may acquire additional shares of the Company’s common stock.
Mr. Posner has no present intent to take any action that would result in:
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.
     Notwithstanding the foregoing, Mr. Posner will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

CUSIP No.	14146R106	13D	Page	4	of	5	Pages
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) As of April 10, 2008, Mr. Posner beneficially owned 2,400,000 shares of the Company’s common stock, which represented 8.00% of the class and is the record holder of 1,200,000 shares of the Company’s common stock, which represented 4.0% of the class. Mr. Posner is the beneficial owner of warrants to purchase 1,200,000 shares of the Company’s common stock from the Company, which can be exercised at anytime.

Amount Beneficially
Type of Security	Owned as of 4/10/2008
Common Stock	1,200,000
Warrants to purchase common stock from the Company	1,200,000
Total	2,400,000
(b) Mr. Posner had the sole power to vote and dispose of all shares of the Company’s stock held by him.
(c) Mr. Posner did not effect a transaction in the Company’s common stock during the last sixty days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Posner.
(e) Mr. Posner continues to be the beneficial owner of more than five percent of the outstanding common stock of the Company.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Ex. 1 — Warrant to Purchase 200,000 shares of Common Stock — March 1, 2006
Ex. 2 — Warrant to Purchase 1,000,000 shares of Common Stock — October 1, 2007

CUSIP No.	14146R106	13D	Page	5	of	5	Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 30, 2008

/s/ Steven N. Posner
Steven N. Posner

Exhibit 1
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION UNDER SUCH ACT AND THE RULES AND REGULATIONS THEREUNDER.
Dated: as of March 1, 2006
WARRANT CERTIFICATE REPRESENTING
WARRANTS TO PURCHASE COMMON STOCK OF
CARDIFF INTERNATIONAL, INC.
     FOR VALUE RECEIVED, Cardiff International, Inc., a corporation organized and existing under the laws of the State of Colorado (the “Company”), hereby certifies that, Steven Posner (“Holder”), the holder of these Warrants (the “Warrants”, and each right to purchase a share of common stock of the Company (the “Common Stock”), a “Warrant”) is entitled, subject to the terms set forth below, at any time on or after the date of issuance of this Warrant (the “Commencement Date”), or from time to time thereafter, to purchase from the Company at such Holder’s option 200,000 fully paid and nonassessable shares of Common Stock. This Warrant is being issued pursuant to that certain Subscription Agreement between Holder and the Company, dated March 1, 2006 (the “Subscription Agreement”).
     These Warrants shall be subject to the following terms and conditions:

SECTION 1.	EXERCISE OF WARRANTS; EXERCISE PRICE; ADJUSTMENTS RELATIVE TO EXERCISE OF WARRANTS
          1A. Exercise of Warrants. Subject to the conditions of this Section 1, the holder of the Warrant at the holder’s option may exercise such holder’s rights under all or any part of the Warrants to purchase one share of Common Stock (the “Warrant Shares”) for each Warrant at a price equal to $1.75 per share at any time on or after the Commencement Date and prior to February 28, 2011 (the “Exercise Price”).
          1B. Liquidating Dividends; Purchase Rights.
          (a) In case at any time after the date hereof the Company shall declare a dividend upon the shares of Common Stock of any class payable otherwise than in shares of Common Stock or securities convertible into Common Stock (“Convertible Securities”), otherwise than out of consolidated earnings or consolidated earned surplus (determined in accordance with United States generally accepted accounting principles, including the making of appropriate deductions for minority interests, if any, in subsidiaries), and otherwise than in the securities to which the provisions of clause (b) below apply, and provided that such dividend shall not otherwise result in an adjustment of the number of shares of Common Stock purchasable upon exercise of each Warrant pursuant to any other provision hereof, the Company shall pay over to each holder of Warrants, upon exercise thereof on or after the dividend payment date, the securities and other property (including cash) which such holder would have received

(together with all distributions thereon) if such holder had exercised the Warrants held by it on the record date fixed in connection with such dividend, and the Company shall take whatever steps are necessary or appropriate to keep in reserve at all times such securities and other property as shall be required to fulfill its obligations hereunder in respect of the shares issuable upon the exercise of all the Warrants.
          (b) If at any time or from time to time on or after the date hereof the Company shall grant, issue or sell any options or rights (other than Convertible Securities) to purchase stock, warrants, securities or other property pro rata to the holders of Common Stock of all classes (“Purchase Rights”), each holder of Warrants shall be entitled to acquire (whether or not such holder’s Warrants shall have been converted), upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock issuable upon exercise of such Warrants, immediately prior to the time or times at which the Company granted, issued or sold such Purchase Rights.
          1C. Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the number of shares of Common Stock purchasable upon exercise of each Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the number of shares of Common Stock purchasable upon exercise of each Warrant immediately prior to such combination shall be proportionately decreased.
          1D. Changes in Common Stock. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation or other entity, or sale, transfer or other disposition of all or substantially all of its properties to another corporation or other entity, shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Warrants shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of the Common Stock of the Company immediately theretofore issuable upon exercise of the Warrants, such shares of stock, securities or properties, if any, as may be issuable or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore issuable upon exercise of the Warrants had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of each holder of Warrants to the end that the provisions hereof (including without limitation provisions for adjustment of the number of shares of Common Stock purchasable upon exercise of each Warrant) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed and mailed or delivered to the holders of the Warrants at the last address of

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such holders appearing on the books of the Company, the obligation to deliver to such holders such shares of stock, securities or properties as, in accordance with the foregoing provisions, such holders may be entitled to acquire. The above provisions of this subparagraph shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers, or other dispositions.
          1E. Notice of Adjustment. Upon any adjustment of the number of shares of Common Stock or other stock or property purchasable upon the exercise of each Warrant as provided herein, then and in each such case the Company shall within ten days following such adjustment deliver to each holder of Warrants a certificate of the Chief Financial Officer of the Company setting forth the number of shares of Common Stock or other stock or property purchasable upon exercise of each Warrant resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Each holder of Warrants shall have the right, during the succeeding five (5) Business Days, to dispute the results set forth in such certificate by notifying the Company of the nature of such dispute in writing in reasonable detail, including the amount and nature of any difference from the result determined by the Company. If no holder delivers such written notice of its objections within such five Business Day period, the determination set forth in the certificate of the Chief Financial Officer shall be deemed to have been accepted by the holders of the Warrants. The Company and such holder shall attempt to resolve any such objections within ten (10) Business Days following the receipt by the Company of such holder’s objections. If the Company and such holder are unable to resolve such dispute, the Company shall promptly obtain the opinion of a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing selected by the Company’s Board of Directors, which opinion shall state the number of shares of Common Stock or other stock or property purchasable upon exercise of each Warrant resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Company shall promptly mail a copy of such accountants’ opinion to the holder of Warrants.
          1F. Certain Events. If any event occurs as to which in the opinion of the Board of Directors of the Company the other provisions of Section 1 hereof are not strictly applicable or if strictly applicable would not fairly protect the conversion rights of the holders of the Warrants in accordance with the essential intent and principles of such provisions, then such Board of Directors shall appoint a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing, which shall give their opinion upon the adjustment, if any, on a basis consistent with such essential intent and principles, necessary to preserve, without dilution, the rights of the holders of the Warrants. Upon receipt of such opinion by the Board of Directors, the Company shall forthwith make the adjustments described therein; provided, however, that no such adjustment pursuant to this Section 1F shall have the effect of decreasing the number of shares of Common Stock purchasable upon the exercise of each Warrant as otherwise determined pursuant to Section 1 hereof except in the event of a combination of shares of the type contemplated in Section 1D and then in no event to a number of shares of Common Stock lesser than as adjusted pursuant to Section 1D.
          1G. Prohibition of Certain Actions. The Company will not take any action which would result in any adjustment to the number of shares of Common Stock purchasable

3

upon exercise of any Warrant if the total number of shares of Common Stock issuable after such action upon exercise of all of the Warrants would exceed the total number of shares of Common Stock then authorized by the Company’s Articles of Incorporation.
          1H. Stock to Be Reserved. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the exercise of Warrants as herein provided, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants, and the Company will maintain at all times all other rights and privileges sufficient to enable it to fulfill all its obligations hereunder. The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all liens and charges with respect to the issue thereof. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be so issued without violation by the Company of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed.
          1I. Issue Tax. The issuance of certificates for shares of Common Stock upon exercise of Warrants shall be made without charge to the holders of the Warrants exercised for any issuance tax in respect thereof.
          1J. Closing of Books. The Company will at no time close its transfer books against the transfer of any Warrant or of any shares of Common Stock issued or issuable upon the exercise of any Warrant in any manner which interferes with the timely exercise of such Warrant.
          1K. No Rights or Liabilities as Shareholders. No Warrant shall entitle any holder thereof to any of the rights of a shareholder of the Company. No provision of this Warrant, in the absence of the actual exercise of such Warrant or any part thereof by the holder thereof into Common Stock issuable upon such exercise, shall give rise to any liability on the part of such holder as a shareholder of the Company, whether such liability shall be asserted by the Company or by creditors of the Company.
          1L. Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Market Price per share of Common Stock on the date of exercise.
          1M. Notice of Corporate Action. If at any time
          (a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or
          (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or

4

merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or
          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;
then, in any one or more of such cases, the Company shall give to Holder (i) at least 20 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 20 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation and winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company.
SECTION 2. METHOD OF EXERCISE OF WARRANTS
     2A. The Warrants may be exercised by the surrender of this Certificate, with the Form of Subscription attached hereto duly executed by the holder, to the Company at its principal office, accompanied by payment of the Exercise Price(s) for the number of shares of Common Stock specified. The Warrants may be exercised for less than the full number of shares of Common Stock called for hereby by surrender of this Certificate in the manner and at the place provided above, accompanied by payment for the number of shares of Common Stock being purchased. If the Warrants should be exercised in part only, the Company shall, upon surrender of this Warrant Certificate for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the holder to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant Certificate at the office of the Company, in proper form for exercise, accompanied by the full Exercise Price(s) in cash or certified or bank cashier’s check, the holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Common Stock shall not then be actually delivered to the holder.
     2B. As soon as practicable after the exercise of these Warrants in whole or in part and, in any event, within ten days thereafter, the Company at its expense will cause to be issued in the name of and delivered to the holder a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (and any unexercised Warrants) to which the holder shall be entitled upon such exercise. Each certificate for shares of Common Stock so delivered

5

shall be in such denominations as may be requested by the holder and shall be registered in the name of the holder or such other name as the holder may designate.
SECTION 3. MUTILATED OR MISSING WARRANT CERTIFICATES
     Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of indemnification reasonably satisfactory to the Company and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company will execute and deliver a new Warrant Certificate of like tenor and date.
SECTION 4. MISCELLANEOUS
          4A. Remedies. Each holder of Warrants and Warrant Shares, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.
          4B. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all holders from time to time of this Warrant and shall be enforceable by any such holder or holder of Warrant Shares.
          4C. Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.
          4D. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.
          4E. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.
          4F. Governing Law. This Warrant shall be governed by the laws of the State of Colorado, without regard to the provisions thereof to conflict of laws.
[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

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     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, as of the day and year first above written.

CARDIFF INTERNATIONAL, INC.
By:	/s/ Gary Teel
Name: Gary Teel
Title: Chairman

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FORM OF SUBSCRIPTION
DATE:                                    20
[To be executed only upon the exercise of the Warrant]
TO:	CARDIFF INTERNATIONAL, INC.
     The Undersigned, the holder of the within Warrants, hereby irrevocably elects to exercise all or part of the purchase right represented by such Warrants for, and to purchase thereunder,            shares of Common Stock of Cardiff International, Inc. (the “Company”) and herewith makes payment of $                     to the Company, evidenced by delivery of                     , and requests that the certificate of such shares be issued in the name of, and be delivered to                     , whose address is                      .

(Name of Holder)

(Authorized Signatory)

(Address)

Exhibit 2
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION UNDER SUCH ACT AND THE RULES AND REGULATIONS THEREUNDER.
Dated: as of October 1, 2007
WARRANT CERTIFICATE REPRESENTING
WARRANTS TO PURCHASE COMMON STOCK OF
CARDIFF INTERNATIONAL, INC.
     FOR VALUE RECEIVED, Cardiff International, Inc., a corporation organized and existing under the laws of the State of Colorado (the “Company”), hereby certifies that, Steven Posner (“Holder”), the holder of these Warrants (the “Warrants”, and each right to purchase a share of common stock of the Company (the “Common Stock”), a “Warrant”) is entitled, subject to the terms set forth below, at any time on or after the date of issuance of this Warrant (the “Commencement Date”), or from time to time thereafter, to purchase from the Company at such Holder’s option 1,000,000 fully paid and nonassessable shares of Common Stock. This Warrant is being issued pursuant to that certain Subscription Agreement between Holder and the Company, dated September 25, 2007 (the “Subscription Agreement”).
     These Warrants shall be subject to the following terms and conditions:

SECTION 1.	EXERCISE OF WARRANTS; EXERCISE PRICE; ADJUSTMENTS RELATIVE TO EXERCISE OF WARRANTS
          1A. Exercise of Warrants. Subject to the conditions of this Section 1, the holder of the Warrant at the holder’s option may exercise such holder’s rights under all or any part of the Warrants to purchase one share of Common Stock (the “Warrant Shares”) for each Warrant at a price equal to $0.10 per share at any time on or after the Commencement Date and prior to September 30, 2012 (the “Exercise Price”).
          1B. Liquidating Dividends: Purchase Rights.
          (a) In case at any time after the date hereof the Company shall declare a dividend upon the shares of Common Stock of any class payable otherwise than in shares of Common Stock or securities convertible into Common Stock (“Convertible Securities”), otherwise than out of consolidated earnings or consolidated earned surplus (determined in accordance with United States generally accepted accounting principles, including the making of appropriate deductions for minority interests, if any, in subsidiaries), and otherwise than in the securities to which the provisions of clause (b) below apply, and provided that such dividend shall not otherwise result in an adjustment of the number of shares of Common Stock purchasable upon excercise of each Warrant pursuant to any other provision, hereof, the Company shall pay over to each holder of Warrants, upon exercise thereof on or after the dividend payment date, the securities and other property (including cash) which such holder would have received

(together with all distributions thereon) if such holder had exercised the Warrants held by it on the record date fixed in connection with such dividend, and the Company shall take whatever steps are necessary or appropriate to keep in reserve at all times such securities and other property as shall be required to fulfill its obligations hereunder in respect of the shares issuable upon the exercise of all the Warrants.
          (b) If at any time or from time to time on or after the date hereof the Company shall grant, issue or sell any options or rights (other than Convertible Securities) to purchase stock, warrants, securities or other property pro rata to the holders of Common Stock of all classes (“Purchase Rights”), each holder of Warrants shall be entitled to acquire (whether or not such holder’s Warrants shall have been converted), upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of Common Stock issuable upon exercise of such Warrants, immediately prior to the time or times at which the Company granted, issued or sold such Purchase Rights.
          1C. Subdivision or Combination of Stock. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the number of shares of Common Stock purchasable upon exercise of each Warrant immediately prior to such subdivision shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the number of shares of Common Stock purchasable upon exercise of each Warrant immediately prior to such combination shall be proportionately decreased.
          1D. Changes in Common Stock. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation or other entity, or sale, transfer or other disposition of all or substantially all of its properties to another corporation or other entity, shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Warrants shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of the Common Stock of the Company immediately theretofore issuable upon exercise of the Warrants, such shares of stock, securities or properties, if any, as may be issuable or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore issuable upon exercise of the Warrants had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of each holder of Warrants to the end that the provisions hereof (including without limitation provisions for adjustment of the number of shares of Common Stock purchasable upon exercise of each Warrant) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed, and mailed or delivered to the holders of the Warrants at the last address of such holders appearing on the books of the Company, the obligation to deliver to such holders such shares of stock, securities or properties as, in accordance with the foregoing provisions, such holders may be entitled to acquire. The above provisions of this subparagraph shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers, or other dispositions.
          1E. Notice of Adjustment. Upon any adjustment of the number of shares of Common Stock or other stock or property purchasable upon the exercise of each Warrant as provided herein, then and in each such case the Company shall within ten days following such adjustment deliver to each holder of Warrants a certificate of the Chief Financial Officer of the Company setting forth the number of shares of Common Stock or other stock or property purchasable upon exercise of each Warrant resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Each holder of Warrants shall have the right, during the succeeding five (5) Business Days, to dispute the results set forth in such certificate by notifying the Company of the nature of such dispute in writing in reasonable detail, including the amount and nature of any difference from the result determined by the Company. If no holder delivers such written notice of its objections within such five Business Day period, the determination set forth in the certificate of the Chief Financial Officer shall be deemed to have been accepted by the holders of the Warrants. The Company and such holder shall attempt to resolve any such objections within ten (10) Business Days following the receipt by the Company of such holder’s objections. If the Company and such holder are unable to resolve such dispute, the Company shall promptly obtain the opinion of a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing selected by the Company’s Board of Directors, which opinion shall state the number of shares of Common Stock or other stock or property purchasable upon exercise of each Warrant resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. The Company shall promptly mail a copy of such accountants’ opinion to the holder of Warrants.
          1F. Certain Events. If any event occurs as to which in the opinion of the Board of Directors of the Company the other provisions of Section 1 hereof are not strictly applicable or if strictly applicable would not fairly protect the conversion rights of the holders of the Warrants in accordance with the essential intent and principles of such provisions, then such Board of Directors shall appoint a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing, which shall give their opinion upon the adjustment, if any, on a basis consistent with such essential intent and principles, necessary to preserve, without dilution, the rights of the holders of the Warrants. Upon receipt of such opinion by the Board of Directors, the Company shall forthwith make the adjustments described therein; provided, however, that no such adjustment pursuant to this Section 1F shall have the effect of decreasing the number of shares of Common Stock purchasable upon the exercise of each Warrant as otherwise determined pursuant to Section 1 hereof except in the event of a combination of shares of the type contemplated in Section 1D and then in no event to a number of shares of Common Stock lesser than as adjusted pursuant to Section 1D.
          1G. Prohibition of Certain Actions. The Company will not take any action which would result in any adjustment to the number of shares of Common Stock purchasable upon exercise of any Warrant if the total number of shares of Common Stock issuable after such action upon exercise of all of the Warrants would exceed the total number of shares of Common Stock then authorized by the Company’s Articles of Incorporation.
          1H. Stock to Be Reserved. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the exercise of Warrants as herein provided, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants, and the Company will maintain at all times all other rights and privileges sufficient to enable it to fulfill all its obligations hereunder. The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all liens and charges with respect to the issue thereof. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be so issued without violation by the Company of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed.
          1I. Issue Tax. The issuance of certificates for shares of Common Stock upon exercise of Warrants shall be made without charge to the holders of the Warrants exercised for any issuance tax in respect thereof.
          1J. Closing of Books. The Company will at no time close its transfer books against the transfer of any Warrant or of any shares of Common Stock issued or issuable upon the exercise of any Warrant in any manner which interferes with the timely exercise of such Warrant.
          1K. No Rights or Liabilities as Shareholders. No Warrant shall entitle any holder thereof to any of the rights of a shareholder of the Company. No provision of this Warrant, in the absence of the actual exercise of such Warrant or any part thereof by the holder thereof into Common Stock issuable upon such exercise, shall give rise to any liability on the part of such holder as a shareholder of the Company, whether such liability shall be asserted by the Company or by creditors of the Company.
          1L. Fractional Shares. The Company shall not be required to issue a fractional share of Common Stock upon exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such fraction in an amount equal to the same fraction of the Market Price per share of Common Stock on the date of exercise.
          1M. Notice of Corporate Action. If at any time
          (a) the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution, or any right to subscribe for or purchase any evidences of its indebtedness, any shares of stock of any class or any other securities or property, or to receive any other right, or
          (b) there shall be any capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company or any consolidation or merger of the Company with, or any sale, transfer or other disposition of all or substantially all the property, assets or business of the Company to, another corporation, or
          (c) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;
then, in any one or more of such cases, the Company shall give to Holder (i) at least 20 days’ prior written notice of the date on which a record date shall be selected for such dividend, distribution or right or for determining rights to vote in respect of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, and (ii) in the case of any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up, at least 20 days’ prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause also shall specify (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right, the date on which the holders of Common Stock shall be entitled to any such dividend, distribution or right, and the amount and character thereof, and (ii) the date on which any such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation or winding up is to take place and the time, if any such time is to be fixed, as of which, the holders of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reorganization, reclassification, merger, consolidation, sale, transfer, disposition, dissolution, liquidation and winding up. Each such written notice shall be sufficiently given if addressed to Holder at the last address of Holder appearing on the books of the Company.
SECTION 2. METHOD OF EXERCISE OF WARRANTS
     2A. The Warrants may be exercised by the surrender of this Certificate, with the Form of Subscription attached hereto duly executed by the holder, to the Company at its principal office, accompanied by payment of the Exercise Price(s) for the number of shares of Common Stock specified. The Warrants may be exercised for less than the full number of shares of Common Stock called for hereby by surrender of this Certificate in the manner and at the place provided above, accompanied by payment for the number of shares of Common Stock being purchased. If the Warrants should be exercised in part only, the Company shall, upon surrender of this Warrant Certificate for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the holder to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant Certificate at the office of the Company, in proper form for exercise, accompanied by the full Exercise Price(s) in cash or certified or bank cashier’s check, the holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Common Stock shall not then be actually delivered to the holder.
     2B. As soon as practicable after the exercise of these Warrants in whole or in part and, in any event, within ten days thereafter, the Company at its expense will cause to be issued in the name of and delivered to the holder a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (and any unexercised Warrants) to which the holder shall be entitled upon such exercise. Each certificate for shares of Common Stock so delivered shall be in such denominations as may be requested by the holder and shall be registered in the name of the holder or such other name as the holder may designate.
SECTION 3. MUTILATED OR MISSING WARRANT CERTIFICATES
     Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of indemnification reasonably satisfactory to the Company and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company will execute and deliver a new Warrant Certificate of like tenor and date.
SECTION 4. MISCELLANEOUS
          4A. Remedies. Each holder of Warrants and Warrant Shares, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.
          4B. Successors and Assigns. This Warrant and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all holders from time to time of this Warrant and shall be enforceable by any such holder or holder of Warrant Shares.
          4C. Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.
          4D. Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Warrant.
          4E. Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.
          4F. Governing Law. This Warrant shall be governed by the laws of the State of Colorado, without regard to the provisions thereof to conflict of laws.
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     IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, as of the day and year first above written.

CARDIFF INTERNATIONAL, INC.
By:	/s/ Gary Teel
Name: Gary Teel
Title: Chairman

FORM OF SUBSCRIPTION
DATE:                                         20_
[To be executed only upon the exercise of the Warrant]
TO:       CARDIFF INTERNATIONAL, INC.
     The Undersigned, the holder of the within Warrants, hereby irrevocably elects to exercise all or part of the purchase right represented by such Warrants for, and to purchase thereunder,                      shares of Common Stock of Cardiff International, Inc. (the “Company”) and herewith makes payment of $                     to the Company, evidenced by delivery of                     , and requests that the certificate of such shares be issued in the name of, and be delivered to                     , whose address is                                         .

(Name of Holder)

(Authorized Signatory)

(Address)